UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Infinity Long/Short Equity Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

Telephone Number (including area code):

414-299-2270

Name and address of agent for service of process:

Terrance P. Gallagher
Infinity Long/Short Equity Fund, LLC
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

with a copy to:

Joshua B. Deringer, Esquire
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes                    [   ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Atlanta and State of Georgia, as of the 3rd day of October, 2017.

Infinity Long/Short Equity Fund, LLC

By:	/s/ Jeff Vale
	Name:	Jeff Vale
	Title:	President

By:	/s/ Phillip Jarrell
	Name:	Phillip Jarrell
	Title:	Treasurer